Filed by Bookham Technology plc

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: New Focus, Inc.

Commission File No.: 333-109904

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On October 28, 2003, Bookham posted the following slide presentation regarding the Merger on its website.

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[BOOKHAM TECHNOLOGY LOGO]

US Presentation

October 2003

[LOGO]

Disclaimer

Any remarks that we may make about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the Securities and Exchange Commission.  Forward-looking statements represent Bookham’s estimates as of the date made, and should not be relied upon as representing Bookham’s estimates as of any subsequent date.  While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so. Certain information contained herein includes non-GAAP financial measures.

For information regarding the company's results on a US and UK GAAP basis and a reconciliation of the non-GAAP measures included herein with such results, see pages 8 and 10 of the Q3 press release.

www.bookham.com                                                                                                                         Thinking optical solutions

Agenda

•                              Recent highlights

•                              Bookham overview

•                              New Focus overview

•                              Financials

•                              Summary

All US dollar numbers have been translated at £1 = $1.61 for the convenience of the reader

Recent highlights

•	Revenues $37.1 million, up 10% from Q2
•	Strong quarter-on-quarter improvement in performance
	—	14% improvement in gross margin, near breakeven
	—	11% reduction in operating expenses (excluding exceptionals)
	—	25% reduction in operating loss
•	Cost reduction initiatives completed
	—	Ottawa fab closed ahead of schedule and products transferred to Caswell
	—	ASOC silicon wafer fab facility in Milton, UK, closed
	—	Reallocation of R&D spending and restructuring to reduce manufacturing overheads
	—	Additional G&A overhead reductions completed
•	Two strategic acquisitions announced
	—	New Focus
	—	Ignis Optics…..closed October 7 2003
•	Stage set for:
	—	Lower cost structure
	—	Expanding revenue opportunities

Bookham overview

Key facts

•                              Founded in 1988

•                              1998: First commercial products (transceivers)

•                              1998: Intel and Cisco invest in Bookham

•                              April 2000: Traded on NASDAQ and London Stock Exchange (LSE)

•                              Feb 2002: Acquired Marconi’s optical component business

—                 Fab and actives; Became a player in tunable lasers and modulators

•                              November 2002: Acquired Nortel Networks Optical Components

—                 Acquired one of largest product lines in the industry

•                              December 2002: Gained number 2 position worldwide in telecom optical components

•                              July 2003: Acquired Cierra Photonics (thin film filters)

•                              August 2003: Completed consolidation of former Nortel facilities

•                              September 2003: proposed acquisition of New Focus and acquired Ignis Optics (TxRx)

Current Bookham positioning

•                              No. 2 in telecom optical components

•                              Most comprehensive, end-to-end product portfolio of active components and amplifiers

•                              Strong, Blue Chip customer base

•                              Strategic relationship (supply and R&D agreements) with Nortel, the No. 1 optical systems vendor

•                              Emerging, non-telecom optical business leveraging existing Bookham technologies

•                              Efficient, integrated manufacturing capability

•                              Proven ability to acquire and consolidate (Nortel, Marconi, Cierra) — additional value enhancing opportunities available

•                              Strong competitive positioning vs. its competitors

Number 2 in telecom optical components

Q2 2003 Telecom Optical Components Revenues (estimates; excludes datacom and other revenues)

[CHART]

Strong Blue Chip customer base

Optical networking market shares (sales Q2 2003)

[CHART]

Source: Dell’Oro Sept 2003 & company estimate

•                              Key customer penetration

—                 Nortel

—                 Marconi

•                              Supply agreements — guaranteed revenues

•                              Expanding position with other Tier 1 customers (e.g. Huawei)

—                 12% Q-on-Q revenue growth of other customers

Strategic relationship with Nortel and Marconi (supply contracts)

[NORTEL NETWORKS LOGO]

•                              No. 1 market share in optical systems

•                              3 year supply agreement

—                 Minimum commitment

•                    85% to 65% TxRx

•                    65% to 50% amplifiers

•                    Other product areas: preferred customer status

•                  $20 million per quarter first 6 quarters

—                 Part of acquisition Nov 02

•                              Significant progress with new design-wins

[MARCONI LOGO]

•                                Leading market share within European countries

•                                $45 million take or pay supply contract as part of Feb 02 acquisition

•                                $12 million commitment remaining at 28 September 03

Strategy: going forward

•                              Leverage position of market leadership to gain share in telecom

—                 Secure revenue base (supply agreements)

—                 Sell ex-NNOC products to all other customers

—                 Forward-integrate into subsystems (create barriers to entry)

•                    Use technology depth to deliver differentiation in cost, space and power consumption

—                 Exploit consolidation opportunities to gain added scale

•                              Develop non-telecom business

—                 Continue growth of MMICs

—                 Expand into related opportunities in industrial, military and aerospace

—                 Expand into datacom

—                 New Focus would add non-telco revenues

•                              Implement competitive cost structure

—                 Deliver on restructuring targets

—                 Realize scale benefits (R&D, manufacturing)

—                 Continuing cost-reduction

Non-Telco markets & products

•                              Strategy is to deliver existing technology customised to alternative markets that value it — spreading fixed manufacturing costs and R&D know-how

•                              Leverages increased revenue and cash from existing facilities with minimal incremental investment

•                              Key targets:

—                 MMICs > military and aerospace — a current business (25 year heritage)

—                 High power GaAs lasers > industrial — Q1 2004 start

—                 Datacom where crossover with Telecom

—                 TX/RX > military customers

•                              High profit-margin business

•                              Transaction with New Focus would accelerate development of non telecom optical business and reduce dependency on major telecom customers

—                 Non-telecom revenues in 2004 expected to be over 30% of total Bookham revenues

Bookham facilities

Caswell, UK

Main GaAs and InP fab

180k sq ft

37k sq ft clean room

Established 1940s

[PHOTO]

Paignton, UK

Main A&T facility

240k sq ft

92k sq ft clean room

Established 1970s

[PHOTO]

Milton, UK

HQ

[PHOTO]

Zurich, Switzerland

980 Pump Laser Chip

[PHOTO]

Santa Rosa, US

TFF

[PHOTO]

Kanata, Canada

R&D

[PHOTO]

San Jose, US

XFP/SFP

[PHOTO]

New Focus overview

Proposed acquisition of New Focus by Bookham - transaction highlights

•                              All-share acquisition of New Focus by Bookham

•                              Bookham would acquire New Focus for $191 million (£118 million) in stock

—                 84 million shares, including assumed exercise of options (fixed 1.2015 exchange ratio)

—                 Cash distribution of approximately $140 million (£86 million) million to New Focus stockholders

—                 27.4% pro forma ownership for current stockholders of New Focus

•                              Acquisition would give Bookham:

—         $25 million per year non-telecom optical components/RF business

—           New Focus business which is progressing towards breakeven with improving margins and revenue growth prospects — $105 million (£65 million) of cash on closing balance sheet

—           Low-cost China manufacturing facility

•                              Transaction expected to accelerate development of non-telecom optical business and reduce dependency on major telecom customers

—                 Non-telecom revenues in 2004 expected to be approximately 30% of total Bookham revenues

•                              Estimated closing date late 2003 or early 2004

Expands customer base

Q3 2003

[CHART]	[CHART]

Bookham	Bookham Pro forma

Diversified Blue Chip customers

[DIVERSIFIED MARKETS GRAPHIC]

	[LOGO]		Several Tier-1 defense contractors
[LOGO]		[LOGO]

Other major semiconductor capital equipment OEMs			[LOGO]

New Focus facilities

Location: San Jose, CA

Size: 60k sq ft

[PHOTO]

San Jose

•                              Technical/business presence — important asset for Bookham’s planned expansion strategy

•                              Two facilities: room for either expansion or cost-reduction

Location: Shenzhen, China

Size: 247k sq ft

[PHOTO]

China

•                              State-of-the-art facility in Shenzhen Free Trade Zone, close to Huawei and  with prime location overlooking Hong-Kong (currently empty)

Financials

Management believes that the presentation of the information in the following slides is useful to investors because such information excludes exceptional items associated with the company’s past acquisitions and restructuring activity and gives investors insight into the profitability of the company’s operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Financial highlights — Q3 2003

•                              Revenues $37.1 million, up 10% on Q2 2003

•                              Nortel Networks and Marconi Communications represented 57% and 14% of revenues respectively, with Huawei as third largest customer

•                              Charges of $23.6 million, fab closure Ottawa and Milton

•                              Net loss of $22.7 million (excluding charges) compared with $25.5 million in Q2 2003 (11% improvement)

•                              Cash burn of $36.9 million (operating basis improved Q2 — Q3)

Summary P&L account

US GAAP ($ million)

	Q4 02	Q1 03	Q2 03	Q3 03
Net revenues	$23.0	$33.9	$33.9	$37.1

Gross (loss) profit*	(9.1)	(8.0)	(5.0)	(0.5)

Gross margin %	(40% )	(24% )	(15% )	(1.5% )

OPEX*	(23.4)	(26.2)	(23.7)	(21.2)

Operating Loss*	(32.5)	(34.2)	(28.7)	(21.7)

Other income (expense)	0.6	(0.5)	3.2	(1.0)

Charges	(49.7)	(4.9)	(3.0)	(23.6)

Net Loss (excluding charges)	(31.9)	(34.7)	(25.5)	(22.7)

Net Loss (with charges)	$(81.6)	$(39.6)	$(28.5)	$(46.3)

*          Excluding charges

•                              Revenue growth was across products and customers

•                              Gross loss improved by reductions in manufacturing overhead

•                              Gross margin improved

—                 (14 points on Q2)

•                              Opex down 11% from Q2

•                              Net loss excluding charges down 11%

Balance sheet: solid financial position

US GAAP ($ million)

	Jun 03	Sept 03
Cash	$114.1	$77.2

Accounts receivables	23.8	26.6

Inventory	26.8	22.2

Net current assets	$122.2	$80.0

Long term liabilities	(54.4)	(54.9)

Net assets	$180.7	$138.2

•       Debtors (A/R) improving: 113 Dec; 65 September

•       Inventory generates $4.6 million cash in Q3

•       Capital spending $3.8 million in Q3 ($7.1 million in Q2)

Note: Year end reclassification on NNOC purchase price to inventory from intangibles and fixed assets

Continue to drive operating efficiencies $m

Underlying operating cashburn

[CHART]

Operating Cashburn

Q1/03	$25.5
Q2/03	$16.1
Q3/03	$13.3

— 16% Ohd Red’n (Q1/03 Vs Q2/03)

— 24% Ohd Red’n (Q1/03 Vs Q3/03)

— Continued Inventory sales

Operating cashburn defined as EDITDA, excluding exceptional charges + inventory benefit

Financial impact

Pro-forma income statement (in $US million)

Q3 2003	Bookham	New Focus	Combined
Revenue	$37.1	$7.7	$44.8

Cost of Sales (1)	37.6	5.0	42.6

Gross Profit (Loss) (1)	(0.5)	2.7	2.2

R&D (1)	11.5	1.9	13.4

SG&A (1)	9.7	4.1	13.8

Operating Income (Loss) (1)	$(21.7)	$(3.3)	$(25.0)

Operating Cash Flow (2)	(17.9)	(2.5)	(20.4)

1.                                       Excludes charges which generally have included restructuring costs

2.             Represents earnings before interest, taxes, depreciation and amortisation and excluding charges

N.B         Translated solely for  the convenience of the reader at the rate of $1.61 = £1

Anticipated next steps

•                              Announced restructurings Bookham

—                       Ottawa fab closure

—        Other Bookham cost reductions

New Focus

—                  Q3 staff reductions

•                              Anticipated synergies of G&A consolidation of New Focus

•                              Anticipated growth through market share gains and expansion of non-telecom revenues

Financial impact

Summary balance sheet (in $US million)

Pro-forma 28 September 2003	Bookham	New Focus (1)	Combined

Cash & short term investments	$77.2	$109.7	$186.9

Accounts Receivable	26.6	3.2	29.8

Inventory	22.2	3.3	25.5

Net Current Assets	80.0	106.1	186.1

Long-Term Liabilities	(54.9)	(11.3)	(66.2)

Net Assets	138.2	117.2	255.4

(1)                        New Focus cash figure is post distribution of $140m (and potential proceeds from New Focus option exercises)  but excludes deal costs estimated at $12.1 m.

N.B.     Translated solely for  the convenience of the reader at the rate of $1.61 = £1

Outlook

•                              Q4 03 revenue projection:  $38 million to $41 million up 3% to 10%

•                              Gross margin improvement 5 to 10 points

•                              Exceptionals projection: $3 million to $5 million

(credits from asset sales coupled with R&D tax credit recognition)

•                              Q4 03 cash burn projection including exceptionals under $15m

•                              New Focus acquisition timing expected late 2003 or early 2004. Cash costs and charges not considered in outlook for Q4

Summary

•                                 Strong market position: #2 in telecom, which would be balanced outside of telecom

•                                 Strong and expanding telecom customer base (NT/MONI/Huawei), which would be significantly de-risked

•                                 Strong revenue base (supply agreements)

•                                 Strong product line-up

•                                 Strong manufacturing base; proposed transaction would add low-cost manufacturing site

•                                 Operational execution

•                                 Deep management expertise

•                                 Strong financial position

•                                 Record of consolidation and successful integration

[BOOKHAM TECHNOLOGY LOGO]

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                    Bookham has filed with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus have filed with the SEC and plan to mail to the stockholders of New Focus, a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

                    Investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

                    In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

                    Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham’s directors and executive officers is contained in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham’s directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham’s ordinary shares. Information regarding New Focus’s directors and executive officers is contained in New Focus’s Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus’s directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus’s common stock. A more complete description is available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the private securities litigation reform act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus’s operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus’s commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham’s annual report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus’s annual report on Form 10-K for the year ended December 29, 2002 and New Focus’s most recent quarterly report filed with the SEC and Bookham’s most recent current reports on Form 6-K submitted to the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.